Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾 亞 控股 私 人 財 富 資 產 管 理 有 限 公 司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Noah Holdings Private Wealth and Asset Management Limited (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of the ordinary shares of the Company with a par value of US$0.00005 each (the “Shares”) to attend and vote at the forthcoming annual general meeting of shareholders of the Company (the “AGM”) will be as of close of business on Thursday, April 16, 2026, Hong Kong time (the “Shares Record Date”). In order to be eligible to attend and vote at the AGM, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Thursday, April 16, 2026, Hong Kong time. All persons who are registered holders of the Shares on the Shares Record Date will be entitled to attend and vote at the AGM.

Holders of American Depositary Shares (the “ADSs”) issued by Citibank, N.A., as depositary of the ADSs (the “Depositary”), and representing the right to receive the Shares, are not entitled to attend or vote at the AGM. Holders of record of ADSs as of close of business on Thursday, April 16, 2026, New York time (the “ADS Record Date”, together with the Shares Record Date, the “Record Dates”) will be able to instruct the Depositary, as the holder of record of Shares (through a nominee) represented by the ADSs, how to vote the Shares represented by such ADSs. Such voting instructions may be given only in respect of a number of ADSs representing an integral number of Shares. The Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the amount of Shares it holds represented by the ADSs in accordance with the voting instructions that it has properly received from ADS holders who hold ADSs as of the ADS Record Date.

If a holder of ADSs wishes to attend and vote at the AGM or vote directly, such holder must cancel their ADSs in exchange for Shares and will need to make arrangements to deliver their ADSs to the Depositary for cancellation with sufficient time to allow for the delivery and exchange of them for the underlying Shares before the Shares Record Date. Any such holder of ADSs who presents ADSs for cancellation on the ADS Record Date will not be able to instruct the Depositary as to how to vote the Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Shares as of the Shares Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

Details including the date and location of the AGM will be set out in the Company’s notice of AGM to be issued and provided to holders of our Shares and ADSs as of the respective Record Dates together with the proxy materials in due course.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, March 30, 2026

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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